Filed Pursuant to Rule 424(b)(5)
Registration No. 333-159802

Prospectus Supplement

(To Prospectus dated October 26, 2009)

6,000,000 Shares

Common Stock

We are offering 6,000,000 shares of our common stock, $.001 par value per share.

Our common stock is listed on the NASDAQ Global Market under the symbol “REXX”. The last reported sale price of our common stock on the NASDAQ Global Market on January 14, 2010 was $12.55.

An investment in our common stock involves a high degree of risk. You should carefully consider the information under the heading “Risk Factors” beginning on page S-6 of this prospectus supplement and page 2 of the accompanying prospectus before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$12.25	$73,500,000

Underwriting discounts and commissions	$0.58	$3,480,000

Proceeds to us (before expenses)	$11.67	$70,020,000

We have granted the underwriters a 30-day option to purchase up to 900,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discount will be $4,002,000 and the total proceeds to us before expenses will be $80,523,000.

KeyBanc Capital Markets Inc., on behalf of the underwriters, expects to deliver the shares of common stock on or about January 21, 2010.

KeyBanc Capital Markets

RBC Capital Markets

Capital One Southcoast	Johnson Rice & Company L.L.C.	Pritchard Capital Partners, LLC	Rodman & Renshaw, LLC

The date of this prospectus supplement is January 14, 2010

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, and any free writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, and any free writing prospectus is accurate only as of the date of those respective documents. Our business, financial condition, results of operations, and prospects may have changed since such dates.

Unless otherwise indicated, all references to “Rex Energy Corporation”, “Company”, “our”, “we”, “us”, and similar terms refer to Rex Energy Corporation and its subsidiaries.

See “Glossary of Oil and Natural Gas Terms” beginning on page S-28 for abbreviations and definitions commonly used in the oil and natural gas industry that are used in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus before making an investment decision, especially the “Risk Factors” section beginning on page S-6 of this prospectus supplement and page 2 of the accompanying prospectus and our historical consolidated financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

Rex Energy Corporation

We are an independent oil and gas company operating in the Appalachian Basin and the Illinois Basin. In the Appalachian Basin, we are focused on our Marcellus Shale drilling projects. In the Illinois Basin, in addition to our developmental conventional oil drilling, we are focused on the implementation of enhanced oil recovery on our properties. We pursue a balanced growth strategy of exploiting our sizeable inventory of lower-risk developmental drilling locations, pursuing our higher potential exploration drilling prospects, and actively seeking to acquire complementary oil and natural gas properties.

Recent Developments

Proved Reserves

On January 12, 2010, we announced our total proved reserves for natural gas, crude oil and NGLs as of December 31, 2009 were 125.2 Bcfe, consisting of 11.5 MMBbls of crude oil and NGLs and 56.2 Bcf of natural gas.

All of our reserves are located in the United States. The following table summarizes our proved reserves as of December 31, 2009:

	Reserves
	Oil (MMBbl)	Natural Gas (Bcf)	NGLs (MMBbl)
Reserves category:
PROVED
Developed	8.5	16.2	0.1
Undeveloped	1.8	40.0	1.1

TOTAL PROVED	10.3	56.2	1.2

Proved reserves in the Appalachian Basin as of December 31, 2009, which consist of 100% natural gas and NGLs, increased 106% from 2008 year-end estimates to 63.4 Bcfe. In the Illinois Basin, proved reserves as of December 31, 2009, which consist of 100% crude oil, increased 75% from 2008 year-end reserves to 10.3 MMBbls.

The present value of future cash flows before income taxes and asset retirement obligations as of December 31, 2009, discounted at 10% (“PV-10”), totaled $190.5 million, an increase of 127% over

December 31, 2008. PV-10 is a non-GAAP financial measure. See footnote 1 to the table set forth below for a reconciliation of PV-10 to the standardized measure of discounted future net cash flows as defined by GAAP. The commodity prices used in the estimate were based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January 2009 through December 2009. For crude oil and NGL volumes, the average West Texas Intermediate posted price of $57.65 per barrel was adjusted by county for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $3.87 per MMBTU was adjusted by county for energy content, transportation fees, and regional price differentials. All prices were held constant throughout the lives of the properties, which we refer to as the “SEC Case”.

Our proved reserves estimates for all of our oil and gas properties were prepared in accordance with the definitions and guidelines of the SEC by the independent reservoir engineering firm of Netherland, Sewell & Associates, Inc. (“Netherland”). In addition to the SEC Case proved reserves, Netherland also prepared estimates of our year-end proved reserves using two alternative commodity price assumptions.

The following tables summarize our proved reserves using each of the three cases:

SEC Case Proved Reserves

Area	Oil (MMBbl)	NGL (MMBbl)	Natural Gas (Bcf)	Bcfe	% Oil & NGLs	% Proved Developed	PV-10(1) ($ in millions)
Appalachia	—	1.2	56.2	63.4	11%	26%	$45.1
Illinois	10.3	—	—	61.8	100%	83%	145.4

Total	10.3	1.2	56.2	125.2	55%	54%	$190.5

Flat Case Proved Reserves(2)

Area	Oil (MMBbl)	NGL (MMBbl)	Natural Gas (Bcf)	Bcfe	% Oil & NGLs	% Proved Developed	PV-10(1) ($ in millions)
Appalachia	—	1.2	60.2	67.4	11%	27%	$108.3
Illinois	11.8	—	—	70.8	100%	84%	245.3

Total	11.8	1.2	60.2	138.2	56%	56%	$353.6

NYMEX Case Proved Reserves(3)

Area	Oil (MMBbl)	NGL (MMBbl)	Natural Gas (Bcf)	Bcfe	% Oil & NGLs	% Proved Developed	PV-10(1) ($ in millions)
Appalachia	—	1.3	62.9	70.7	11%	27%	$145.1
Illinois	12.9	—	—	77.4	100%	84%	318.3

Total	12.9	1.3	62.9	148.1	58%	55%	$463.4

(1)	PV-10 represents the present value, discounted at 10% per annum, of estimated future net revenue before income tax and asset retirement obligations of our estimated proved reserves. PV-10 is a non-GAAP financial measure because it excludes the effects of income taxes and asset retirement obligations. We believe that PV-10 is a useful measure for evaluating the relative monetary significance of our oil and natural gas properties. Further, investors may use the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. PV-10 should not be considered as an alternative to standardized measure of discounted future net cash flows as defined under GAAP. The following table shows the reconciliation of standardized measure of discounted future net cash flows for each case to PV-10.

Reconciliation of PV-10

	SEC Case	Flat Case	NYMEX Case
	($ in millions)
Standardized measure of discounted future net cash flows	$144.4	$241.4	$301.5
Discounted future cash flow from income taxes	30.0	96.1	145.8
Discounted future cash flow for abandonment	16.1	16.1	16.1

Discounted future net cash flow before income taxes (PV-10)	$190.5	$353.6	$463.4

(2)	The Flat Case alternative assumptions were based on the posted spot prices as of December 31, 2009 for both oil and gas. For oil and NGL volumes, the average West Texas Intermediate posted price of $76.00 per barrel was adjusted by county for quality, transportation fees, and regional price differentials. For gas volumes, the Henry Hub spot price of $5.79 per MMBTU was adjusted by county for energy content, transportation fees, and regional price differentials. All prices were held constant through the lives of the properties (the “Flat Case”).

(3)	The NYMEX Case alternative assumptions were based on the forward closing prices on the New York Mercantile Exchange for crude oil and natural gas as of December 31, 2009. For oil and NGL volumes, the price was based on a crude oil price which increased from $79.36 per Bbl to $101.92 per Bbl during the life of the properties and was adjusted by county for quality, transportation fees, and regional price differentials. For gas volumes, the price was based on a natural gas price which increased from $5.57 per MMBTU to $9.08 per MMBTU over the life of the properties and was adjusted by county for energy content, transportation fees, and regional price differentials (the “NYMEX Case”).

2010 Capital Budget

We also announced that our board of directors has approved a 2010 capital budget of $100.1 million, of which approximately 81% will be directed to the Appalachian Basin and 19% to the Illinois Basin. The following table shows the detailed allocation of the 2010 capital budget:

	Appalachia	Illinois	Total
	($ in millions)
Drilling & Exploitation	$43.2	$3.5	$46.7
Tertiary Recovery Projects	—	7.9	7.9
Operations and Other	2.9	6.7	9.6
Land	15.4	0.5	15.9
Midstream	20.0	—	20.0

Total	$81.5	$18.6	$100.1

Operational Update

We recently fracture stimulated two new horizontal Marcellus Shale wells in Westmoreland County, Pennsylvania. The two wells, which had average lateral extensions of approximately 2,200 feet, were stimulated with six stages each. The wells are continuing to clean up and production is still inclining; however, based on the initial data, Netherland has estimated the gross proved reserves of these two wells to be approximately 3.0 Bcf each.

We also completed drilling our second horizontal well in Clearfield County, Pennsylvania, which we expect to fracture stimulate by the end of the month. Additionally, we are currently drilling one horizontal well in Westmoreland County. We expect to spud our second horizontal well in Butler County, Pennsylvania this week and to drill one additional horizontal well in Westmoreland County during the first quarter of 2010 before turning operations in that area over to Williams Appalachia (“Williams”), our 50% partner in the area.

Our current total acreage under control in the Marcellus Shale fairway has increased approximately 21% compared to the third quarter 2009 to 92,000 gross (60,000 net) acres. The net acreage amount excludes approximately 22,000 acres, which can be earned by Williams pursuant to the Participation and Exploration Agreement entered into on June 18, 2009, but includes approximately 7,700 acres covered by oil and gas leases that are pending title verification and final closing.

Corporate Information

We were incorporated in the state of Delaware on March 8, 2007 and consummated our initial public offering on July 30, 2007. Our principal executive offices are located at 476 Rolling Ridge Drive, Suite 300, State College, Pennsylvania 16801 and our main telephone number is (814) 278-7267. Our common stock currently trades on the NASDAQ Global Market under the symbol “REXX”.

We maintain a website at http://www.rexenergy.com. The information on our website is not part of this prospectus supplement, and you should rely only on the information contained in this prospectus supplement and in the documents incorporated by reference when making a decision as to whether to invest in our common stock.

The Offering

Common stock being offered by us	6,000,000 shares (or 6,900,000 shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding after this offering(1)	42,817,812 shares (or 43,717,812 shares if the underwriters exercise their over-allotment option in full)

Use of proceeds	We estimate that the net proceeds of this offering will be approximately $69.7 million, or $80.2 million if the underwriters exercise in full their over-allotment option to purchase additional shares, in each case, after deducting underwriting discounts, commissions, and our estimated offering expenses.

We intend to use the net proceeds of this offering to fund a portion of our capital expenditure program for 2010 and for other general corporate purposes. Pending these uses, we intend to use a portion of the net proceeds to fully repay outstanding borrowings under our senior credit facility, which as of December 31, 2009 totaled $23.0 million, and invest the remainder in short-term, investment grade, interest-bearing securities. We will then from time to time reborrow amounts under our senior credit facility as capital expenditures exceed our overnight investments and cash flow from operations in periods subsequent to this offering.

Conflicts of Interest	Certain of the underwriters and their respective affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they received or will receive customary fees and expense reimbursement. In particular, affiliates of KeyBanc Capital Markets Inc. and Capital One Southcoast, Inc. are lenders under our senior credit facility and will receive a portion of the proceeds from this offering. Because we intend to use net proceeds from this offering to reduce indebtedness owed by us under our senior credit facility, each of the underwriters whose affiliates will receive at least 5% of the net proceeds of this offering pursuant to borrowings under our senior credit facility is considered by the Financial Industry Regulatory Authority, or FINRA, to have a conflict of interest in regards to this offering. However, no qualified independent underwriter is needed for this offering because there is a “bona fide public market” for our common stock as defined in NASD Conduct Rule 2720(f)(3). The underwriters and their affiliates may provide similar services in the future. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)” in this prospectus supplement.

Dividend policy	We currently intend to retain all future earnings, if any, to finance the expansion of our business. We do not intend to pay cash dividends in the foreseeable future. See “Dividend Policy” in this prospectus supplement.

Risk factors	Investing in our common stock involves certain risks. You should carefully consider the information described under the heading “Risk Factors” of this prospectus supplement before deciding to invest in our common stock, including the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

NASDAQ Global Market symbol	“REXX”

(1)	The number of shares of common stock outstanding after this offering is based on 36,817,812 shares of common stock outstanding as of January 14, 2010 and excludes, as of that date, (i) 154,083 shares of common stock issuable upon the exercise of fully vested stock options outstanding under our 2007 Long-Term Incentive Plan, at a weighted average exercise price of $10.69 per share, (ii) 719,754 shares of common stock issuable upon the exercise of non-vested stock options outstanding under our 2007 Long-Term Incentive Plan, at a weighted average exercise price of $13.99 per share, and (iii) 1,884,033 shares of common stock available for future grants under our 2007 Long-Term Incentive Plan.

RISK FACTORS

Investing in our common stock involves certain risks. Before you decide whether to purchase our common stock in this offering, in addition to the other information and documents included or incorporated by reference into this prospectus supplement and the accompanying prospectus, you should carefully consider the risks and uncertainties set forth immediately below as well as the risks and uncertainties discussed in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, each of which is incorporated by reference into this prospectus supplement. These risks and uncertainties may be further updated in our subsequent periodic or current reports and incorporated herein by reference. These risks and uncertainties could materially and adversely affect our business, operating results, cash flows, and financial condition and could result in a partial or complete loss of your investment in our common stock.

Risks Relating To Our Business

Certain federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation.

Among the changes contained in President Obama’s budget proposal, released by the White House on February 26, 2009, is the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration and production companies. Such changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. A bill that includes many of the proposals outlined in President Obama’s budget proposal was introduced in the Senate in April 2009. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective.

The passage of any legislation as a result of the budget proposal, the Senate bill, or any other similar change in U.S. federal income tax law could eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development, and any such change could negatively affect our financial condition and results of operation.

This prospectus supplement presents estimates of our proved reserves and related PV-10 as of December 31, 2009 under new SEC rules that went into effect on January 1, 2010. The estimates provided in accordance with the new SEC rules may change materially as a result of interpretive guidance that may be released by the SEC.

We have included in this prospectus supplement certain estimates of our proved reserves and related PV-10 at December 31, 2009 as prepared consistent with our independent reserve engineers’ interpretation of the new SEC rules relating to disclosures of estimated natural gas and oil reserves. These new rules are effective for fiscal years ending on or after December 31, 2009. These newly adopted rules will require SEC reporting companies to prepare their reserves estimates using revised reserve definitions and revised pricing based on 12-month unweighted first-day-of-the-month average pricing. The SEC has not reviewed our or any reporting company’s reserve estimates under the new rules and has released only limited interpretive guidance regarding reporting of reserve estimates under the new rules. It is currently unknown whether the SEC will release further interpretive guidance on the new rules. Accordingly, while the estimates of our proved reserves and related PV-10 at December 31, 2009 included in this prospectus supplement have been prepared based on what we and our independent reserve engineers believe to be reasonable interpretations of the new SEC rules, those estimates could differ materially from any estimates we might prepare applying more specific SEC interpretive guidance.

We may be limited in our ability to book additional proved undeveloped reserves under the new SEC rules.

Another impact of the new SEC reserve rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. This new rule may limit our potential to book additional proved undeveloped reserves as we pursue our drilling program.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Congress is currently considering legislation to amend the federal Safe Drinking Water Act to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Hydraulic fracturing is an important and commonly used process in the completion of unconventional natural gas wells in shale formations. This process involves the injection of water, sand and chemicals under pressure into rock formations to stimulate natural gas production. Sponsors of two companion bills, which are currently pending in the Energy and Commerce Committee and the Environmental and Public Works Committee of the House of Representatives and Senate, respectively, have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, this legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs and could result in additional regulatory burdens. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas wells in shale formations and increase our costs of compliance and doing business.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil, natural gas and NGLs that we produce.

On December 15, 2009, the U.S. Environmental Protection Agency (“EPA”) officially published its findings that emissions of carbon dioxide, methane and other “greenhouse gases” present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In late September 2009, the EPA had proposed two sets of regulations in anticipation of finalizing its findings that would require a reduction in emissions of greenhouse gases from motor vehicles and that could also lead to the imposition of greenhouse gas emission limitations in Clean Air Act permits for certain stationary sources. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010. The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to reduce emissions of greenhouse gases associated with our operations or could adversely affect demand for the oil, natural gas and NGL that we produce.

Also, on June 26, 2009, the U.S. House of Representatives passed the “American Clean Energy and Security Act of 2009,” or “ACESA,” which would establish an economy-wide cap-and-trade program to reduce U.S. emissions of greenhouse gases, including carbon dioxide and methane. ACESA would require a 17 percent reduction in greenhouse gas emissions from 2005 levels by 2020 and just over an 80 percent reduction of such emissions by 2050. Under this legislation, the EPA would issue a capped and steadily declining number of tradable emissions allowances to certain major sources of greenhouse gas emissions so that such sources could continue to emit greenhouse gases into the atmosphere. These allowances would be expected to escalate significantly in cost over time. The net effect of ACESA will be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products, and natural gas. The U.S. Senate has begun work on its own legislation for restricting domestic greenhouse gas emissions and the Obama Administration has indicated its support of legislation to reduce greenhouse gas emissions through an emission allowance system. Although it is not possible at this time to predict when the Senate may act on climate change legislation or how any bill passed by the Senate would be reconciled with ACESA, any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the oil, natural gas and NGLs that we produce.

Risks Relating To This Offering And Our Common Stock

Since our initial public offering on July 30, 2007, the price of our common stock has fluctuated substantially and may fluctuate substantially in the future.

Since our initial public offering on July 30, 2007, the price of our common stock has fluctuated substantially. From July 30, 2007 to January 14, 2010, the trading price of our common stock ranged from a low of $0.99 per share to a high of $29.92 per share. We expect our common stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	changes in oil and natural gas prices;

•	variations in quarterly drilling, recompletions, acquisitions, and operating results;

•	changes in financial estimates by securities analysts;

•	changes in market valuations of comparable companies;

•	additions or departures of key personnel;

•	future issuances of our stock; and

•

the other risks and uncertainties described in this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus.

We may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price could decline as a result. Volatility or depressed market prices of our common stock could make it difficult for you to resell shares of our common stock when you want or at attractive prices.

We may issue additional common stock in the future, which would dilute our existing stockholders.

Except as described under the heading “Underwriting (Conflicts of Interest)” of this prospectus supplement, we are not restricted from issuing additional shares of our common stock or securities convertible into or exchangeable for our common stock. In the future we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders and purchasers of common stock in this offering. We are authorized under our amended and restated certificate of incorporation to issue 100,000,000 shares of common stock and 100,000 shares of preferred stock with such designations, preferences, and rights as may be determined by our board of directors. As of January 14, 2010, there were 36,817,812 shares of our common stock issued and outstanding and there were no shares of our preferred stock issued and outstanding.

We have an effective shelf registration statement from which additional shares of our common stock and other securities can be issued. We may not be able to sell shares of our common stock or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If the price per share at which we sell additional shares of our common stock or related securities in future transactions is less than the price per share in this offering, investors who purchase our common stock in this offering will suffer a dilution of their investment.

We may also issue additional shares of our common stock or securities convertible into or exchangeable for our common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes or for other business purposes. Future issuances of our common stock, or the perception that such issuances could occur, could have a material adverse effect on the price of our common stock.

Substantial sales of our common stock could cause our stock price to decline.

If our stockholders sell a substantial number of shares of our common stock, or the public market perceives that our stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. We cannot predict the effect that future sales of our common stock or other equity-related securities by our stockholders would have on the market price of our common stock.

In connection with this offering, all of our officers and directors have entered into lock-up agreements with the underwriters that restrict their ability to resell shares of our common stock. The market price of our common stock may decline if (i) stockholders not subject to lock-up agreements sell a substantial number of shares, (ii) stockholders subject to the lock-up agreements sell a substantial number of shares when the restrictions on resale lapse, or (iii) the underwriters waive the lock-up agreements and allow such stockholders to sell some or all of their shares.

We are able to issue shares of preferred stock with greater rights than our common stock.

Our amended and restated certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our stockholders. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights, or voting rights. If we issue preferred stock, it may adversely affect the market price of our common stock.

Because we have no plans to pay dividends on our common stock, stockholders must look solely to appreciation of our common stock to realize a gain on their investment.

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements, and investment opportunities. In addition, our senior credit facility generally prohibits the payment of cash dividends. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment, which may not occur.

Our management has broad discretion over the use of the net proceeds of this offering, and you may not agree with the exercise of such discretion.

Our management has broad discretion over the use of the net proceeds of this offering. Because the proceeds are not required to be allocated to any specific purpose, investment, or transaction, it may be difficult to determine the value or propriety of our management’s application of the proceeds on our behalf. See the information under the heading “Use of Proceeds” of this prospectus supplement for a more detailed description of how management currently plans to apply the proceeds of this offering.

Our amended and restated certificate of incorporation, amended and restated bylaws, and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors and our Chairman and other executive officers, who collectively beneficially own approximately 31% of the outstanding shares of our common stock as of January 14, 2010.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of delaying or preventing a change of control of the Company and changes in our management. These provisions include the following:

•	the ability of our board of directors to issue shares of our common stock and preferred stock without stockholder approval;

•	the ability of our board of directors to make, alter, or repeal our bylaws without further stockholder approval;

•	the requirement for advance notice of director nominations to our board of directors and for proposing other matters to be acted upon at stockholder meetings;

•	the prohibition on stockholders taking action by written consent;

•	requiring that special meetings of stockholders be called only by our Chairman, by a majority of our board of directors, by our Chief Executive Officer or by our President; and

•	allowing our directors, and not our stockholders, to fill vacancies on the board of directors, including vacancies resulting from removal or enlargement of the board of directors.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us.

As of January 14, 2010, our board of directors, including Lance T. Shaner, our Chairman, and our other executive officers collectively own approximately 31% of the outstanding shares of our common stock. Although this is not a majority of our outstanding common stock, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring stockholder approval, including the election and removal of directors, any proposed merger, consolidation, or sale of all or substantially all of our assets and other corporate transactions.

The provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law, and the concentrated ownership of our common stock by our Chairman and other executive officers, could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Some of the information, including all of the estimates and assumptions, contained in this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Sections 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus, including, but not limited to, statements regarding our future financial position, business strategy, budgets, projected costs, savings and plans, objectives of management for future operations, legal strategies, and legal proceedings, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, or “continue” or the negative thereof or variations thereon or similar terminology.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties. Factors that may cause our actual results, performance, or achievements to be materially different from those anticipated in forward-looking statements include, among others, the following:

•	adverse economic conditions in the United States and globally;

•	difficult and adverse conditions in the domestic and global capital and credit markets;

•	domestic and global demand for oil and natural gas;

•	sustained or further declines in the prices we receive for our oil and natural gas;

•	the effects of government regulation, permitting, and other legal requirements;

•	the quality of our properties with regard to, among other things, the existence of reserves in economic quantities;

•	uncertainties about the estimates of our oil and natural gas reserves;

•	our ability to increase our production and oil and natural gas income through exploration and development;

•	our ability to successfully apply horizontal drilling techniques and tertiary recovery methods;

•	the number of well locations to be drilled, the cost to drill, and the time frame within which they will be drilled;

•	drilling and operating risks;

•	the availability of equipment, such as drilling rigs and transportation pipelines;

•	changes in our drilling plans and related budgets;

•	the adequacy of our capital resources and liquidity including, but not limited to, access to additional borrowing capacity;

•	uncertainties associated with our legal proceedings and their outcome; and

•	other factors discussed under “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the respective document. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission, or the “SEC”. We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock being offered under this prospectus supplement. This prospectus supplement, which forms part of the registration statement, does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. For further information regarding us and our common stock, please see the registration statement and our other filings with the SEC, including our annual, quarterly, and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available to the public on the SEC’s website at www.sec.gov.

Our common stock is listed on the NASDAQ Global Market under the ticker symbol “REXX”, and our reports and other information can be inspected at the offices of the NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, New York 10006.

We maintain a website that contains information about us at http://www.rexenergy.com. The information on our website or on any other website is not, and you must not consider such information to be, a part of this prospectus supplement.

Statements contained in this prospectus supplement concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and information that we file later with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in our common stock, you should check for reports that we may have filed with the SEC after the date of this prospectus supplement. We incorporate by reference into this prospectus supplement the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, until the common stock offering under this prospectus supplement is terminated, in each case other than information furnished to the SEC under Items 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009;

•

Our Current Reports on Form 8-K filed with the SEC on January 9, 2009, February 20, 2009, March 13, 2009, March 30, 2009, April 27, 2009, June 24, 2009, September 10, 2009, December 22, 2009, December 28, 2009, January 5, 2010 and January 12, 2010; and

•

The description of our common stock, $.001 par value per share, contained in our registration statement on Form 8-A (Registration No. 001-33610), initially filed with the SEC on July 20, 2007, which incorporates by reference the description of our common stock included in our registration statement on Form S-1 (Registration No. 333-142430), initially filed with the SEC on April 27, 2007, including any amendments or reports filed to update such description.

Any statement contained in this prospectus supplement or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide, without charge, to each person (including any beneficial owner) to whom a copy of this prospectus supplement has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this prospectus supplement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this prospectus supplement). Requests for such copies should be directed to:

Rex Energy Corporation

Attn: Corporate Secretary

476 Rolling Ridge Drive, Suite 300

State College, Pennsylvania 16801

(814) 278-7267

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $69.7 million, or $80.2 million if the underwriters exercise in full their over-allotment option to purchase additional shares, in each case, after deducting underwriting discounts, commissions, and our estimated offering expenses.

We intend to use the net proceeds of this offering to fund a portion of our capital expenditure program for 2010 and for other general corporate purposes. Pending these uses, we intend to (i) use a portion of the net proceeds to fully repay outstanding borrowings under our senior credit facility with KeyBanc National Association, which as of December 31, 2009 totaled $23.0 million, and (ii) invest the remainder in short-term, investment grade, interest-bearing securities. We will then from time to time reborrow amounts under our senior credit facility as capital expenditures exceed our overnight investments and cash flow from operations in periods subsequent to this offering.

Loans made under our senior credit facility mature on September 28, 2012. At our election, borrowings under the senior credit facility bear interest at a rate per annum equal to:

•

the London Interbank Offered Rate for one, two, three, six, or nine months plus (i) an applicable margin ranging from 175 to 250 basis points and (ii) a commitment fee ranging from 37.5 to 50 basis points; or

•

(i) the higher of (a) KeyBanc’s announced prime rate, (b) the applicable federal funds effective rate plus 50 basis points and (c) the LIBO rate plus the applicable margin for Euro Dollar Loans ranging from 175 basis points to 250 basis points, minus the applicable margin for Alternate Base Rate Loans ranging from 50 to 125 basis points, and (ii) a commitment fee ranging from 37.5 to 50 basis points.

The average interest rate on our senior credit facility at December 31, 2009 was approximately 2.0%, before the effect of interest rate hedging. Outstanding borrowings under our senior credit facility were used, in part, to fund our ongoing capital expenditure program and other general corporate purposes.

Certain of the underwriters or their affiliates are lenders under our senior credit facility, and therefore may receive a portion of the net proceeds of this offering. See the information under the heading “Underwriting (Conflicts of Interest)” of this prospectus supplement for a more detailed description of this relationship.

CAPITALIZATION

The following table sets forth our combined cash and cash equivalents, total debt and owners’ equity as of September 30, 2009 on an (i) actual basis, and (ii) as adjusted basis to reflect the sale of 6,000,000 shares of common stock in this offering at a public offering price of $12.25 per share (after deducting discounts, commissions and our estimated offering expenses) and the application of the estimated net proceeds of this offering as set forth under the heading “Use of Proceeds” of this prospectus supplement.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and the notes to those financial statements appearing in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which are incorporated by reference into this prospectus supplement.

	As of September 30, 2009
	Actual	As Adjusted
	Unaudited ($ in thousands)
Cash and cash equivalents	$4,741	$59,406

Long-term debt (including the current portion of our senior credit facility(1)(2)	$15,449	$449

Owners’ equity
Common stock, $.001 par value per share, 100,000,000 shares authorized; 36,817,812 shares and 42,817,812 shares issued and outstanding at September 30, 2009 and September 30, 2009 as adjusted, respectively	$37	$43
Additional paid-in capital	$291,945	$361,604
Accumulated deficit	$(70,970)	$(70,970)

Total owners’ equity	$221,012	$290,677

Total capitalization	$236,461	$291,126

(1)	As of December 31, 2009, outstanding borrowings under our senior credit facility totaled $23.0 million.
(2)	Includes $449,000 of other loans and notes payable that will remain outstanding following the application of the net proceeds of this offering.

PRICE RANGE OF OUR COMMON STOCK

We completed the initial public offering of our common stock in July 2007. Since that time, our common stock has been quoted on the NASDAQ Global Market under the symbol “REXX”. As of January 14, 2010, we had 36,817,812 shares of common stock outstanding and there were 55 holders of record of our common stock. The closing sale price of our common stock on January 14, 2010, as reported by NASDAQ, was $12.55 per share.

The following table sets forth, for the periods indicated, the range of the daily high and low sale prices for our common stock as reported by NASDAQ.

	High	Low
2010
First Quarter (through January 14, 2010)	$13.84	$11.41
2009
Fourth Quarter	$13.48	$7.38
Third Quarter	$8.58	$4.02
Second Quarter	$7.66	$2.49
First Quarter	$4.37	$0.99
2008
Fourth Quarter	$15.58	$2.36
Third Quarter	$27.15	$13.79
Second Quarter	$29.92	$16.09
First Quarter	$17.95	$9.50

DIVIDEND POLICY

We have not paid cash dividends on our common stock since our inception in March 2007. We do not anticipate paying any dividends on shares of our common stock in the foreseeable future. We currently intend to reinvest our earnings to finance the expansion of our business. In addition, the terms of our senior credit facility generally prohibit the payment of cash dividends to holders of our common stock.

DESCRIPTION OF CAPITAL STOCK

The following is a summary description of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to (i) our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to the registration statement, of which this prospectus supplement forms a part, and (ii) the applicable provisions of Delaware law.

As of January 14, 2010, our authorized capital stock consisted of (i) 100,000,000 shares of common stock, $.001 par value per share, of which 36,817,812 shares were issued and outstanding, and (ii) 100,000 shares of preferred stock, $.001 par value per share, of which none were issued and outstanding.

Common Stock

We may issue our common stock from time to time upon such terms and for such consideration as may be determined by our board of directors. Generally, the issuance of common stock, up to the aggregate amounts authorized by our amended and restated certificate of incorporation, will not require approval of our stockholders.

Voting Rights

Each share of our common stock entitles its holder to one vote on all matters to be voted on by the stockholders. Subject to the rights of the holders of any series of preferred stock, directors are elected by a plurality of the votes cast. All other voting matters are approved by the affirmative vote of the holders of at least a majority of the total voting power of the shares present in person or represented by proxy and entitled to vote on the matter, unless the question is one upon which, by express provision of applicable law, our amended and restated certificate of incorporation, any certificate of designations or our amended and rested bylaws, a different vote is required. Holders of our common stock are not entitled to cumulate their votes in the election of directors. Each of our directors is elected annually by our stockholders.

Dividends

Subject to the rights of the holders of any series of preferred stock, the holders of our common stock are entitled to receive dividends out of assets legally available at the time if, as, and when declared by our board of directors.

The terms of our senior credit facility generally prohibit the payment of cash dividends to holders of our common stock. We do not intend to pay cash dividends in the foreseeable future.

Other Rights

Upon the liquidation, dissolution, or winding-up of us, the holders of our common stock are entitled to share in all assets remaining after payment of all our debts and other liabilities and the liquidation preferences of any outstanding series of preferred stock. Holders of our common stock are not entitled to preemptive rights and our common stock is not subject to redemption or conversion. There are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock currently outstanding are fully paid and non-assessable.

Our common stock is listed on the NASDAQ Global Market under the ticker symbol “REXX”.

The transfer agent and registrar of our common stock is Computershare Trust Company, N.A.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to determine the rights, preferences, privileges, and restrictions of each series, which may be greater than the rights of our common stock.

It is not possible to state the actual effects of the issuance of any series of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights, preferences, privileges, and restrictions of such series of preferred stock. However, the effects might include, among other things, (i) restricting dividends on our common stock, (ii) diluting the voting power of our common stock, (iii) impairing the liquidation rights of our common stock, and (iv) delaying or preventing a change in control of the Company and changes in management of the Company without further action by our stockholders.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Company because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, these provisions prohibit the Company from engaging in any business combination with any interested stockholder, as defined below, for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

•

on or after the date the stockholder acquired the stock, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the Company and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the Company involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any stock of the Company to the interested stockholder;

•	any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any class or series of the Company beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the Company.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by or under common control with any of these entities or persons.

Charter and Bylaws

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholders’ best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include the following:

•	the ability of our board of directors to issue shares of our common stock and preferred stock without stockholder approval;

•	the ability of our board of directors to make, alter, or repeal our bylaws without further stockholder approval;

•	the requirement for advance notice of director nominations to our board of directors and for proposing other matters to be acted upon at stockholder meetings;

•	the prohibition on stockholders taking action by written consent;

•	requiring that special meetings of stockholders be called only by our Chairman, by a majority of our board of directors, by our Chief Executive Officer or by our President; and

•	allowing our directors, and not our stockholders, to fill vacancies on the board of directors, including vacancies resulting from removal or enlargement of the board of directors.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation provides that each of our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of a director’s duty of loyalty to the Company or its stockholders, (ii) any acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) authorization by a director of illegal dividends or redemptions, or (iv) any transaction from which a director derived an improper personal benefit. In addition, our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

Currently, there is no pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

APPLICABLE TO NON-U.S. HOLDERS

The following discussion summarizes certain material United States federal income tax consequences of the purchase, ownership, and disposition of our common stock by certain “non-U.S. holders”, as defined below. This discussion only applies to non-U.S. holders who purchase and hold our common stock as a capital asset for United States federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

For purposes of this discussion, a “non-U.S. holder” means a person (other than a partnership or any other entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States (including certain former citizens and former long-term residents);

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the “Code”, and Treasury regulations, rulings, and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in United States federal income tax consequences different from those summarized below. This discussion does not address all aspects of United States federal income taxes (such as the alternative minimum tax) and does not describe any non-U.S., state, local, or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the United States federal income tax consequences applicable to a non-U.S. holder who is subject to special treatment under United States federal income tax laws (including a United States expatriate, a “controlled foreign corporation”, a “passive foreign investment company”, a corporation that accumulates earnings to avoid United States federal income tax, a pass-through entity for United States federal income tax purposes or an investor in a pass-through entity, or a tax-exempt organization or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the United States federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL, OR NON-U.S. TAXING JURISDICTIONS.

YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

We do not expect to pay any cash distributions on our common stock in the foreseeable future. In addition, the terms of our senior credit facility generally prohibit the payment of dividends. However, in the event we do make cash distributions, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in the common stock and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “—Disposition of Common Stock”.

Any dividends paid to a non-U.S. holder of our common stock will generally be subject to United States withholding tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (i) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to United States withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock will generally not be subject to United States federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•

we are or have been a United States real property holding corporation, or a USRPHC, for United States federal income tax purposes, as such term is defined in Section 897(c) of the Code, and such non-U.S. holder owned directly or pursuant to attribution rules at any time during the five-year period ending on the date of disposition more than 5% of our common stock. This assumes that our common stock is and continues to be regularly traded on an established securities market within the meaning of Section 897(c)(3) of the Code. We believe we are a USRPHC and that our common stock is and will be treated as being traded on an established securities market.

A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the gain derived from the disposition under regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. A non-U.S. holder described in the third bullet point immediately above will be subject to United States federal income tax under regular graduated United States federal income tax rates with respect to the gain recognized in the same manner as if the non-U.S. holder were a United States person as defined under the Code.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends paid to such non-U.S. holder as long as such non-U.S. holder certifies under penalty of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from the sale or other disposition of our common stock, unless the beneficial owner certifies under penalty of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

United States backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions set forth in an underwriting agreement by and among KeyBanc Capital Markets Inc., as representative for the underwriters named in such agreement, and us, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the number of common shares set forth opposite its name in the table below.

Underwriter	Number of Shares
KeyBanc Capital Markets Inc.	2,940,000
RBC Capital Markets Corporation	1,440,000
Capital One Southcoast, Inc.	510,000
Johnson Rice & Company L.L.C.	510,000
Rodman & Renshaw, LLC	300,000
Pritchard Capital Partners, LLC	300,000

Total	6,000,000

The underwriters and the representative are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make as a result of those liabilities.

The underwriting agreement provides that the underwriters’ obligations to purchase the common stock depends on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets, and that we deliver to the underwriters customary closing documents.

Over-allotment Option

We have granted the underwriters an option to purchase up to 900,000 additional shares from us at the public offering price less the underwriting discount. The underwriters may exercise this option during a period of 30 days after the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares in approximately the same proportion as reflected in the above table.

Commissions And Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to certain dealers at such offering price less a selling concession not in excess of $0.34 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to other dealers. If all of the shares are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms. KeyBanc Capital Markets Inc. has advised us that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price	$12.25	$73,500,000	$84,525,000
Underwriting discount payable by us	$0.58	$3,480,000	$4,002,000
Proceeds (before expenses) to us	$11.67	$70,020,000	$80,523,000

We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $355,000. In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, agency fees, or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to the prospectus and this prospectus supplement; however, we anticipate that the maximum commission or discount to be received in this offering of securities will be significantly less than this amount.

Lock-up Agreements

We and our executive officers and directors have agreed with the underwriters, for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, not to offer, sell, hedge, or otherwise dispose of any of our common stock or any securities convertible into or exchangeable for our common stock, without the prior written consent of KeyBanc Capital Markets Inc. As of January 14, 2010, 11,513,667 shares of our common stock were beneficially owned by our executive officers and directors. However, KeyBanc Capital Markets Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. When determining whether to release securities from the lock-up agreements, KeyBanc Capital Markets Inc. may consider, among other factors, market conditions at the time, the number of securities for which the release is requested, and the stockholder’s reason for requesting the release. Notwithstanding the foregoing, if, under certain circumstances during the term of this lock-up, we issue an earnings release or announce that we will release earnings or material news or a material event regarding our company occurs, then the lock-up period will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

Stabilization, Short Positions And Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing, or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. The underwriters may close out any naked short position by purchasing shares in the open market using these same criteria. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, some of the underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the NASDAQ Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

Electronic Distributions

This prospectus supplement and the accompanying prospectus may be made available in electronic format on the Internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than this prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Conflicts of Interest

Certain of the underwriters and their respective affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they received or will receive customary fees and expense reimbursement. In particular, affiliates of KeyBanc Capital Markets Inc. and Capital One Southcoast, Inc. are lenders under our senior credit facility and will receive a portion of the proceeds from this offering. Because we intend to use net proceeds from this offering to reduce indebtedness owed by us under our senior credit facility, each of the underwriters whose affiliates will receive at least 5% of the net proceeds of this offering pursuant to borrowings under our senior credit facility is considered by the Financial Industry Regulatory Authority, or FINRA, to have a conflict of interest in regards to this offering. However, no qualified independent underwriter is needed for this offering because there is a “bona fide public market” for our common stock as defined in NASD Conduct Rule 2720(f)(3). The underwriters and their affiliates may provide similar services in the future.

LEGAL MATTERS

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas. J. Todd Shields, a partner of Fulbright & Jaworski L.L.P., owns 3,000 shares of our common stock. Vinson & Elkins L.L.P., Houston, Texas, will act as counsel to the underwriters.

EXPERTS

The consolidated and combined balance sheets of Rex Energy Corporation as of December 31, 2008 and 2007, and the related consolidated and combined statements of operations, changes in owners’ equity (deficit) and minority interests, and cash flows for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the report of Malin, Bergquist & Company, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The information incorporated by reference in this prospectus supplement as of December 31, 2008 relating to our estimated quantities of proved reserves associated with (i) our Marcellus Shale properties located in the Appalachian Basin is derived from reports prepared by Data & Consulting Services Division of Schlumberger Technology Corporation, independent petroleum engineers, as of December 31, 2008, 2007, and 2006, and (ii) all of our remaining properties is derived from reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as of December 31, 2008, 2007, and 2006, as stated in their respective reserve reports with respect thereto. This information is incorporated in this prospectus supplement in reliance upon the authority of said firms as experts with respect to the matters covered by their reports and the giving of their reports.

The information included in this prospectus supplement as of December 31, 2009 relating to our estimated quantities of proved reserves associated with all of our properties is derived from reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as of December 31, 2009, 2008, and 2007, as stated in their respective reserve reports with respect thereto. This information is included in this prospectus supplement in reliance upon the authority of said firm as experts with respect to the matters covered by their report and the giving of their report.

GLOSSARY OF OIL AND GAS TERMS

The following is a description of the meanings of some of the oil and gas industry terms used in this prospectus supplement, the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus:

Basin. A large natural depression on the earth’s surface in which sediments accumulate.

Bbl. One stock tank barrel, of 42 U.S. gallons liquid volume, of crude oil.

Bcf. Billion cubic feet of gas.

Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion. The installation of permanent equipment for the production of oil or gas.

Development or Developmental well. A well drilled within the proved boundaries of an oil or gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses, taxes and the royalty burden.

Exploitation. A drilling or other project which may target proven or unproven reserves (such as probable or possible reserves), but generally is expected to have lower risk.

Exploration or Exploratory well. A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Horizontal drilling. A drilling operation in which a portion of the well is drilled horizontally within a productive or potentially productive formation. This operation usually yields a well which has the ability to produce higher volumes than a vertical well drilled in the same formation.

Injection well or Injection. A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field.

MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

MBOE. One thousand barrels of oil equivalent.

Mcf. One thousand cubic feet of natural gas.

Mcfd. One thousand cubic feet of natural gas per day.

MMBbl. One million barrels of oil or other liquid hydrocarbons.

MMBOE. One million barrels of oil equivalent.

MMBtu. One million British thermal units.

MMcf. One million cubic feet of gas.

MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of oil, condensate or gas liquids.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or wells, as the case may be.

NGL. Natural gas liquid.

PV-10 or present value of estimated future cash flows. An estimate of the present value of the estimated future cash flows from proved oil and gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future cash flows are discounted at an annual rate of 10%, in accordance with the Securities and Exchange Commission’s practice, to determine their “present value”. The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future cash flows are made using oil and gas prices and operating costs at the date indicated and held constant for the life of the reserves.

Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of oil, gas and gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion. The addition of production from another interval or formation in an existing wellbore.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Secondary recovery. An artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Gas injection and waterflooding are examples of this technique.

Tertiary recovery. The third stage of hydrocarbon production during which sophisticated techniques that alter the original properties of the oil are used. Chemical flooding (including ASP flooding), miscible displacement and thermal flooding are examples of this technique.

Waterflooding. A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

PROSPECTUS

$ 150,000,000

Rex Energy Corporation

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. We may offer and sell any combination of our debt securities, common stock, preferred stock, and warrants described in this prospectus in one or more offerings from time to time and at prices and on terms to be determined at or prior to the time of the applicable offering. The aggregate initial offering price of all securities sold under this prospectus will not exceed $150,000,000. We may offer and sell these securities to or through one or more underwriters, dealers, and agents, or directly to purchasers, on a continuous or delayed basis. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents or underwriters and any applicable fees, commissions or discounts.

This prospectus describes the general terms of these securities. The specific terms of the securities and the specific manner in which we will offer and sell them will be contained in a prospectus supplement. The prospectus supplement may also add, update, or change information contained in this prospectus.

We encourage you to carefully review and consider this prospectus and any prospectus supplement before investing in our securities. We also encourage you to read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and for our financial statements. This prospectus may not be used to consummate sales of our securities unless accompanied by a prospectus supplement.

Our common stock is traded on the NASDAQ Global Market under the symbol “REXX”. On October 8, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $9.38.

Investing in the securities we may offer involves various risks. See the section entitled “Forward-Looking Statements” on page 3 and “Risk Factors” on page 2 and contained in our filings made with the Securities and Exchange Commission. Additional risks associated with an investment in our company as well as with the particular types of securities will be described in the related prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 26, 2009.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You should not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

ABOUT REX ENERGY CORPORATION

Rex Energy Corporation is an independent oil and gas company operating in the Illinois Basin and the Appalachian Basin of the United States. We have pursued a balanced growth strategy of exploiting our sizeable inventory of lower risk developmental drilling locations, pursuing our higher potential exploration drilling prospects and actively seeking to acquire complementary oil and natural gas properties.

We refer to certain companies—Douglas Oil & Gas Limited Partnership, Douglas Westmoreland Limited Partnership, Midland Exploration Limited Partnership, New Albany-Indiana, LLC, PennTex Resources, L.P., PennTex Resources Illinois, Inc., Rex Energy Limited Partnership, Rex Energy II Limited Partnership, Rex Energy III LLC, Rex Energy IV, LLC, Rex Energy II Alpha Limited Partnership, Rex Energy Operating Corp. and Rex Energy Royalties Limited Partnership—collectively as the “Predecessor Companies.”

Simultaneously with the consummation of our initial public offering of common stock in July 2007, through a series of mergers and reorganization transactions, which we refer to as the “Reorganization Transactions,” Rex Energy Corporation acquired all of the outstanding equity interests of the Predecessor Companies. Unless otherwise indicated, all references to “Rex Energy Corporation,” “Company,” “our,” “we,” “us” and similar terms refer to Rex Energy Corporation and subsidiaries together with the Predecessor Companies, after giving effect to the Reorganization Transactions.

We are headquartered in State College, Pennsylvania, and have regional offices in Canonsburg (Pittsburgh), Pennsylvania and Bridgeport, Illinois.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), incorporated by reference herein, before making an investment decision. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements within the meaning of sections 27A of the Securities Act of 1933, as amended (the “Securities Act”), and 21E of the Exchange Act. All statements other than statements of historical facts included in this prospectus, including but not limited to, statements regarding our future financial position, business strategy, budgets, projected costs, savings and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	adverse economic conditions in the United States and globally;

•	the difficult and adverse conditions in the domestic and global capital and credit markets;

•	domestic and global demand for oil and natural gas;

•	sustained or further declines in the prices we receive for our oil and natural gas adversely affecting our operating results and cash flow;

•	the effects of government regulation, permitting and other legal requirements;

•	the quality of our properties with regard to, among other things, the existence of reserves in economic quantities;

•	uncertainties about the estimates of our oil and natural gas reserves;

•	our ability to increase our production and oil and natural gas income through exploration and development;

•	our ability to successfully apply horizontal drilling techniques and tertiary recovery methods;

•	the number of well locations to be drilled, the cost to drill and the time frame within which they will be drilled;

•	drilling and operating risks;

•	the availability of equipment, such as drilling rigs and transportation pipelines;

•	changes in our drilling plans and related budgets;

•	the adequacy of our capital resources and liquidity including, but not limited to, access to additional borrowing capacity; and

•	other factors discussed under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on such statements which speak only as of the date of this report. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offered under this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. For further information regarding the Company and our securities, please see the registration statement and our other filings with the SEC, including our annual, quarterly, and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available to the public on the SEC’s Internet website at www.sec.gov. Our Internet website address is www.rexenergy.com.

We furnish holders of our common stock with annual reports containing audited financial statements prepared in accordance with accounting principles generally accepted in the United States following the end of each fiscal year. We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.

Descriptions in this prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering of securities under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the applicable offering under this prospectus and any prospectus supplement is terminated, other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on January 9, 2009, February 20, 2009, March 13, 2009, March 30, 2009, April 27, 2009, June 24, 2009, and September 10, 2009; and

•

The description of our common stock, $0.001 par value per share, contained in our Registration Statement on Form 8-A dated July 20, 2007, including any amendment or report filed to update such description.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference). Requests for such copies should be directed to:

Rex Energy Corporation

Attn: Corporate Secretary

476 Rolling Ridge Drive, Suite 300

State College, Pennsylvania 16801

(814) 278-7267

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our historical ratio of earnings to fixed charges for each of the previous five fiscal years. The Company’s ratio of earnings to fixed charges for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with the consolidated financial statements, including the notes to those financial statements, and other information set forth in the reports filed by the Company with the SEC. For purposes of determining the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes plus fixed charges (excluding interest capitalized). “Fixed charges” represent interest incurred, amortization of debt expenses, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

Six Months Ended June 30, 2009	Year Ended December 31,
	2008	2007	2006	2005	2004
— (a)	— (b)	— (c)	1.8X	— (d)	— (e)

(a)	Earnings were inadequate to cover fixed charges for the six months ended June 30, 2009 by $15.3 million.

(b)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $50.1 million.

(c)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2007 by $29.0 million.

(d)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2005 by $2.7 million.

(e)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2004 by $2.3 million.

USE OF PROCEEDS

Unless we inform you otherwise in an applicable prospectus supplement, we will use the net proceeds from the sale of the securities offered under this prospectus for capital expenditures, working capital, acquisitions, repayment or refinancing of indebtedness, investments in our subsidiaries, or other general corporate purposes. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

PLAN OF DISTRIBUTION

We may use this prospectus and any accompanying prospectus supplement to sell our securities from time to time as follows:

•	directly to purchasers;

•	through agents;

•	through underwriters;

•	through dealers;

•	through a combination of these methods; and

•	through any other method permitted by applicable law.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase our securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name the agents involved in the offer or sale of our securities and describe any commissions payable by us to these agents in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements, which may be entered into with us, to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize any underwriters in the sale of our securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the applicable prospectus supplement, which will be used by the underwriters to make resales of our securities in respect of which this prospectus is delivered to the public. In connection with the sale of the common stock, we, or the purchasers of common stock for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the common stock to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions. We may indemnify the underwriters under the relevant underwriting agreement against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize a dealer in the sale of our securities in respect of which this prospectus is delivered, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

To the extent that we make sales through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a sales agency financing agreement or other at-the-market offering arrangement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to any such agreement, we will issue and sell our securities through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell securities on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The agreement will provide that any securities sold will be sold at prices related to the then prevailing market prices for our securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time. Pursuant to the terms of the agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock or other securities. The terms of each such agreement will be set forth in more detail in the applicable prospectus supplement. In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain, or otherwise affect the price of our securities. We will describe any such activities in the prospectus supplement relating to the transaction.

The place and time of delivery for our securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series. The debt securities will be our direct obligations and may be guaranteed by certain of the Company’s subsidiaries, as determined on a case by case basis for each series of debt securities. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and             , as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. The prospectus supplement relating to a particular issue of debt securities will describe the terms of those debt securities and the related indenture, which may include (without limitation) the following:

•	the title and series of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price or prices at which the debt securities will be issued;

•	the maturity date or dates, or the method of determining the maturity date or dates, of the debt securities;

•	the interest rate or rates (which may be fixed or variable) per annum of the debt securities or the method of determining the interest rate or rates of the debt securities;

•

if applicable, the date or dates from which interest on the debt securities will accrue or the method or methods by which the date or dates are to be determined, the interest payment dates, the date or dates on which payment of interest will commence and the regular record dates for such interest payment dates;

•

if applicable, the date after which and the price or prices at which the debt securities may, pursuant to any optional redemption provisions, be redeemed at our option or of the holders of the debt securities and the other detailed terms and provisions of such optional redemption;

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the extent to which any of the debt securities will be issuable in temporary or permanent global form and, if so, the identity of the depositary for the global debt security, or the manner in which any interest payable on a temporary or permanent global debt security will be paid;

•	the denomination or denominations of debt securities;

•

whether the debt securities will be issued in registered or bearer form or both and, if in bearer form, the related terms and conditions and any limitations on issuance of these bearer debt securities (including exchange for registered debt securities of the same series);

•	information with respect to book-entry procedures;

•	whether any of the debt securities will be issued as original issue discount securities;

•	each office or agency where, subject to the terms of the indenture, the debt securities may be presented for registration of transfer or exchange;

•

if other than the U.S. dollar, the currencies or currency units in which the debt securities are issued and in which the principal of, premium and interest, if any, on, and additional amounts, if any, in respect of the debt securities will be payable;

•	if other than the trustee, the identity of each security registrar, paying agent, and authenticating agent; and

•	any other terms of the debt securities.

We encourage you to carefully review and consider the complete indenture applicable to each series of the debt securities before investing.

DESCRIPTION OF CAPITAL STOCK

The following is a summary description of the rights of our common stock and preferred stock and related provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Common Stock

Our amended and restated certificate of incorporation authorizes 100,000,000 shares of common stock, par value $0.001 per share. As of October 8, 2009, we had 36,817,812 shares of common stock outstanding. Each share of our common stock entitles its holder to one vote on all matters to be voted on by the stockholders. Except for the election of directors, which is determined by a plurality vote, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of our common stock present in person or represented by proxy, voting as a single class. Except as otherwise provided by law or in our amended and restated certificate of incorporation, and subject to any voting rights granted to holders of any outstanding preferred stock and the powers of our board of directors to amend our amended and restated bylaws, amendments to our amended and restated certificate of incorporation and our amended and restated bylaws must be approved by a majority of the votes entitled to be cast by the holders of our common stock, voting as a single class. Holders of our common stock are not entitled to cumulate their votes in the election of directors. Each of our directors will be elected annually by our stockholders voting as a single class. Holders of our common stock are not entitled to preemptive rights and our common stock is not subject to redemption or conversion. There are no redemption or sinking fund provisions applicable to our common stock. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the time if, as and when declared by our board of directors. Upon the liquidation, dissolution or winding-up of the Company, the holders of our common stock are entitled to share in all assets remaining after payment of all our debts and other liabilities and the liquidation preferences of any outstanding preferred stock. All shares of our common stock currently outstanding are fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes 100,000 shares of preferred stock, par value $0.001 per share. Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of the Company without further action by our stockholders. There are currently no shares of our preferred stock outstanding.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Company because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any stockholder who owns 15% or more of our outstanding voting stock (as well as affiliates and associates of such stockholders) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder acquired the stock;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

•

on or after the date the stockholder acquired the stock, the business combination is approved by the board and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company.

Charter and Bylaws

In addition, some provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholders’ best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, such as for additional public offerings, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Amendment to bylaws. Our board of directors is authorized to make, alter or repeal our amended and restated bylaws without further stockholder approval.

Advance notice of director nominations and matters to be acted upon at meetings. Our amended and restated bylaws contain advance notice requirements for nominations for directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

No stockholder action by written consent. Our amended and restated certificate of incorporation provides that stockholders may only act at a duly called meeting.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on behalf of the Company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. But exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

There is no currently pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Investor Services, LLC.

Listing

Our common shares are listed on the NASDAQ Global Market under the symbol “REXX”.

DESCRIPTION OF WARRANTS

The Company may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with any of the debt securities, preferred stock or common stock offered by a prospectus supplement, and may be attached to or separate from those offered securities. Each series of warrants will be issued under separate warrant agreements to be entered into between the Company and a bank or trust company, as warrant agent (the “Warrant Agent”), all as further set forth in the prospectus supplement relating to the particular issue of warrants. The Warrant Agent will act solely as an agent of the Company in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants. A copy of the form of warrant agreement, including the form of warrant certificate representing a series of warrants, will be filed with the SEC in connection with the offering of a particular series of warrants. We encourage you to carefully review and consider the complete provisions of the warrant agreements and warrant certificates before investing in our warrants.

Warrants to Purchase Debt Securities

The prospectus supplement relating to a particular issue of warrants to purchase debt securities will describe the terms of those warrants, which may include (without limitation) the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the offering price for the warrants, if any, and the currency or currency units in which the offering price and the exercise price are payable;

•	the dates on which the right to exercise the warrants will commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the debt securities with which the warrants are issued and the number of warrants issued with each debt security;

•	the designation, principal amount, and terms of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

•	if applicable, the date from and after which the warrants and any debt securities issued with them will be separately transferable;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants.

Warrants to Purchase Capital Stock

The prospectus supplement relating to a particular issue of warrants to purchase preferred stock or common stock will describe the terms of those warrants, which may include (without limitation) the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the offering price for the warrants, if any, and the currency or currency units in which the offering price and the exercise price are payable;

•	the dates on which the right to exercise the warrants commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the preferred stock or common stock with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any preferred stock or common stock issued with the warrants will be separately transferable;

•

the number of shares of preferred stock or common stock that may be purchased upon exercise of a warrant and the price at which the shares of preferred stock or common stock may be purchased upon exercise;

•	antidilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants.

LEGAL MATTERS

In connection with particular offerings of our securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas, and for any agents, underwriters, or dealers by counsel named in the applicable prospectus supplement. J. Todd Shields, a partner of Fulbright & Jaworski L.L.P., owns 3,000 shares of our common stock.

EXPERTS

The consolidated and combined financial statements of Rex Energy Corporation as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, have been incorporated in this prospectus in reliance upon the report of Malin, Bergquist & Company, LLP, an independent registered public accounting firm, incorporated by reference in this prospectus in reliance upon the authority of such firm as experts in accounting and auditing.

The information incorporated by reference in this prospectus as of December 31, 2008 relating to our estimated quantities of proved reserves associated with our Marcellus Shale properties located in the Appalachian Basin is derived from reports prepared by and Data & Consulting Services Division of Schlumberger Technology Corporation, independent petroleum engineers, and as of December 31, 2008, 2007 and 2006 relating to our estimated quantities of our other proved reserves is derived from reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, as stated in their respective reserve reports with respect thereto. This information is incorporated in this prospectus in reliance upon the authority of said firm as experts with respect to the matters covered by their report and the giving of their report.

6,000,000 Shares

REX ENERGY CORPORATION

Common Stock

KeyBanc Capital Markets

RBC Capital Markets

Capital One Southcoast	Johnson Rice & Company L.L.C.	Pritchard Capital Partners, LLC	Rodman & Renshaw, LLC

January 14, 2010